December 19, 2024

Bryce Klug
Chief Financial Officer
Blue Dolphin Energy Company
801 Travis Street, Suite 2100
Houston, Texas 77002

       Re: Blue Dolphin Energy Company
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed April 1, 2024
           File No. 000-15905
Dear Bryce Klug:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation